SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

					SCHEDULE 13D/A
					Amendment 4

				STATEMENT OF CHANGES IN
				BENEFICIAL OWNERSHIP




 Name and address of Reporting Person

Brad M. Kelley
P.O. Box 1355
Boca Grande, Fla.
33921

(Name of Issuer)
 Touch America Holdings, Inc

  (Title of Class of Securities)
  COMMON STOCK NO PAR VALUE
                                                  45073P-10-1
 (CUSIP Number)


(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

Michael Zimmerman c/o
Touch America, Inc
130 North Main
Butte, Montana 59701
406-497-5426


 (Date of Event which Requires Filing of this Statement)
February 26,2003


Citizenship or Place of Organization United States


 Number of Sole Voting Power 12,922,900
 Shares Benefically owned
Shared Voting Power      -0-


 Shares beneficially Owned  and Sole Dispositive Power 12,922,900
  ofReporting person
 Shared Dispositive Power         -0-
 by


   Percent of Class Represented by Amount in 12.45%


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27,2003
Date

Brad M. Kelley
Signature



..
ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock of Touch America, Inc
 ("The Company"). The Company's principal offices are located at 130 North Main St., Butte Mt 59701.

ITEM 2.   IDENTITY AND BACKGROUND

 The name of the person filing this statement is Brad M. Kelley, an individual (the "reporting person"). The reporting person's residential address is P.O. Box 1355 1600 Jean LaFitte, Boca Grande, Florida
 33921.  He is employed as Chairman of
Commonwealth Brands, Inc., 2200 Lapsley Lane,
Bowling Green, Kentucky 42103.
His telephone number is (270) 781-9100.

During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

The reporting person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule covers 12,922,900 shares beneficially owned by Kelley individually. All of the 12,922,900 shares are beneficially owned by Kelley individually. No shares are held in nominees' name for his benefit. The stock beneficially owned by Kelley individually and through his immediate family was purchased with personal funds beginning August 12, 2002, with the last purchase being made on February 26, 2003.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment. Kelley may acquire additional shares of the stock from time to time in market or private transactions.

The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Kelley individually beneficially owns 12,922,900 shares of common stock of the Company, which based on the Company's 14A Proxy Statement filed August 1, 2002 represents approximately 12.45% of the outstanding stock of 103,737,000 shares as of July 26, 2002.

Exhibit A attached hereto contains information as to all transactions in the shares by the Reporting Person in the past 60 days. All such transaction were made in the open market. No other transactions in the shares have been effected by the Reporting
Person since such date.



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR
  RELATIONSHIP
WITH RESPECT TO SECURITIES OF THE ISSUER.

  None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

  Exhibit A    Transactions in the Stock by the Reporting
 Person since December 27, 2002.


Brad M. Kelley

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 27,2003
/s/

Brad M. Kelley




						Exhibit A
			Transactions in the Shares by the Reporting Person


KELLEY  BRAD
Holdings
Shares
Name
Date
Unit Cost
Cost Amount



500,000
TOUCH AMER HLDGS INC
12/26/2002
0.34
173,405

99,000
12/31/2002
0.396
39,290.68

32,800
01/22/2003
0.376
12,339.86

72,300
02/04/2003
0.37
27,291.02

208,000
02/06/2003
0.3775
78,509.20

119,600
02/14/2003
0.0379
45,387.59


71,300
02/21/2003
0.37775
26,924.00

128,700
02/24/2003
0.3768
48,507.00

275,800
02/25/2003
0.3957
109,148.00

148,000
02/26/2003
0.4027
59,600.00
Total
12,922,900